Exhibit 99.2

MingZhu Executes on US$34 Million Agreement

Strategic Bulk Coal Cargo Transport Agreement Targets 240,000 Tons Per Month

SHENZHEN, China, December 22, 2022 - MingZhu Logistics Holdings Ltd. (NASDAQ: YGMZ) (the “MingZhu” or “Company”) today announced the Company has started the execution of a major cooperation agreement with Xinjiang Tianfu Yitong Supply Chain Management Co., Ltd. (the “Tianfu” ), which is expected to generate more than 240 million yuan (approximately US$34 million) over the next 12 months in term of revenue for the Company. The main cargoes to be consigned will be fine coal and raw coal, with a total cargo volume of 240,000 tons per month.

The Company entered the cooperation agreement with Tianfu in August 2022. However, the execution of the cooperation agreement has been delayed due to the covid restriction measures enforced by the government in Xinjiang China. With the recently lift of Covid restrictions, MingZhu has started dispatching its vehicles to Xinjiang and it is expected that 200 vehicles will be put into operation before January 31, 2023.

Under the cooperation agreement, the Company and Tianfu will work together to establish a mutually beneficial long-term transportation cooperation. Mingzhu has agreed to undertake the transportation business of bulk coal cargo between Tianfu Yitong’s operations in Gansu, Qinghai and Xinjiang.

Founded in September 2015, Tianfu is a wholly-owned holding company under Xinjiang Tianfu Group Co., Ltd. (the “Tianfu Group”, the controlling shareholder of an A-share company (Tianfu Energy, 600509)). Tianfu is a comprehensive logistics service provider with long-term and stable cooperation expertise in all kinds of coal mines and has a strong supply guarantee capability. Focusing on building a complete logistics data platform and management service platform, it focuses on building “trade logistics finance” integrated supply chain services for coal, ore and other bulk goods.

Mingzhu provides transportation services for bulk cargo foam coal and raw coal for Tianfu, actively participates in global energy transformation and reform, and deeply integrates into the high-quality development of the “the Belt and Road” and the strategic layout of building a community with a shared future for mankind.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu Logistics Holdings Limited, commented, “This is a timely agreement for both the Tianfu Group and MingZhu. We continue to align with strong partners capable of driving business expansion and revenue growth. Efficient transport of coal has been a mainstay of China’s economic growth as a source of reliable energy for manufacturers, heating and many other uses. Our successful long-track record gives the Tianfu Group confidence in working with MingZhu as we embark on this important strategic relationship. We look forward to building a mutually beneficial transportation business as we unlock value for all of our shareholders.”

Since 2022, the National Energy Administration of China has optimized and adjusted the coal mine capacity replacement policy, accelerated the implementation of the “Fourteenth Five Year Plan” coal plan, and made every effort to ensure the safe and stable supply of coal. In the first three quarters, the average daily output of raw coal remained above 12 million tons, with a year-on-year growth of 11.2%. 14 coal mine projects have been approved, with an additional production capacity of more than 62 million tons/year. The coal mine production capacity of about 90 million tons/year has been put into joint trial operation, further consolidating the production capacity foundation of coal production and supply. Since September, the coal storage of national unified power plants has remained above 170 million tons. In the first half of the year, affected by the policy of guaranteed supply and stable price, China’s coal production ran at a high level. According to the data of the National Bureau of Statistics, in October 2022, China’s raw coal output was 370.095 million tons, with a year-on-year growth of 1.2%; From January to October, the cumulative output was 3685.397 million tons, with a year-on-year growth of 10.0%.

Previously, Mingzhu passed the qualification review in the 2022 annual headquarters enterprise in Yantian District, Shenzhen, which further affirmed the Mingzhu’s contribution to the logistics field.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801